82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02026477

REGISTRANT'S NAME Bravo Resource Partners

*CURRENT ADDRESS ______

**FORMER NAME ______

PROCESSED
APR 11 2002
THOMSON FINANCIAL

**NEW ADDRESS ______

FILE NO. 82- 2560 FISCAL YEAR 7-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 2/26/02

82-2560

02 FEB 25 AM 8:10

AR/S
7-31-01

NOTICE OF ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF

BRAVO RESOURCE PARTNERS LTD.

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Bravo Resource Partners Ltd. (hereinafter called the "Company"), will be held at 1000 – 840 Howe Street, Vancouver B.C., V6Z 2M1, on the 12th day of March, 2002, at the hour of 10:00 a.m. (local time) for the purpose of:

1. Receiving and considering the Report to Shareholders from the Board of Directors.
2. Receiving and considering the Financial Statements of the Company and the Auditors' Report thereon.
3. Electing Directors for the ensuing year.
4. Appointing Auditors for the ensuing year.
5. Granting authority to amend existing stock options.
6. Approval of potential private placements.
7. Transacting such other business as may properly come before the meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of instruction of Proxy and to return it to Pacific Corporate Trust Company, 625 Howe Street, 10th Floor, Vancouver, B.C., V6C 3B8, not less than 48 hours (exclusive of Saturdays and Holidays) before the Meeting on Tuesday, March 12, 2002.

DATED this 1st day of February, 2002.

BY ORDER OF THE BOARD

INFORMATION CIRCULAR

WITH RESPECT TO THE SOLICITATION OF PROXIES BY MANAGEMENT OF BRAVO RESOURCE PARTNERS LTD. FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD AT 1000 – 840 HOWE STREET, VANCOUVER, B.C. V6Z 2M1, ON TUESDAY, MARCH 12TH, 2002, AT 10:00 A.M. (LOCAL TIME) (THE "MEETING").

PROXIES

(a) A SHAREHOLDER GIVING A PROXY CAN DELETE THE NAMES OF THE NOMINEES NAMED IN THE ACCOMPANYING FORM AND INSERT, IN THE SPACE PROVIDED, THE NAME OF SOME OTHER NOMINEE. A PROXY NOMINEE NEED NOT BE A MEMBER OF THE COMPANY.

(b) A shareholder forwarding the attached proxy may indicate the manner in which the nominee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. IN SUCH INSTANCE THE NOMINEE, IF ONE PROPOSED BY MANAGEMENT, WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH ITEM LEFT BLANK. A discretionary authority so granted may be exercised with respect to amendments or variations to matters which may properly come before the Meeting, unless the shareholder deletes the discretionary authority from the proxy.

(c) The shares represented by the proxies submitted by the shareholders will be voted in accordance with the directions, if any, given in the proxies.

(d) A shareholder giving a proxy shall have the right to attend, or appoint someone else to attend as his proxy, at the meeting and the proxy earlier submitted can be revoked in the manner described in the next item below entitled "Revocability of Proxy".

(e) A form of Proxy will not be valid unless it is completed and delivered to Pacific Corporate Trust Company, 625 Howe Street, 10th Floor, V6C 3B8 not less than 48 hours (excluding Saturdays and Holidays) before the meeting at which the person named therein purports to vote in respect thereof.

REVOCABILITY OF PROXY

A shareholder giving a proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the shareholder giving the proxy or the shareholder's duly authorized attorney, either deposited at the Registered Office of the Company, 200 – 204 Lambert Street, Whitehorse, Yukon, Y1A 3T2, 48 hours prior to the Meeting, or any adjournment thereof, or by depositing the same with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement, or by personal appearance by the shareholder giving the proxy at the Meeting prior to the hour of commencement of the Meeting.

PERSONS MAKING THIS SOLICITATION

This solicitation is made on behalf of management of **BRAVO RESOURCE PARTNERS LTD.** and the cost of it will be borne by the Company. No director has given management notice that he intends to oppose any action intended to be taken by management at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or officer, past or present or any person on behalf of whom this solicitation is made has any interest, direct or indirect, in any matter to be acted upon at the meeting, except that such persons may be indirectly involved in the normal business of the Meeting or the general affairs of the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

(a) There are 2,515,240 shares of the Company outstanding, all of one class known as common. All are entitled to vote at the Meeting and each share has one non-cumulative vote.

(b) The Record Date for the Meeting is Friday, February 1, 2002.

(c) To the best of the knowledge of the Company no shareholder beneficially holds directly or indirectly, shares carrying more than 10% of the voting rights attached to the issued shares of the Company other than:

George Hajduk - 349,472 shares, or 13.9% of total outstanding.

ELECTION OF DIRECTORS

The directors of the Company are elected annually to hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed, unless otherwise sooner terminated. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The number of directors on the board of directors of the Company is currently set at 5. Shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors at 4.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of Meeting.

Name, Present Office Held and Country of Residence	Five Year History of Principal Occupations	Date of Becoming a Director	No. of Shares Beneficially Held (1)
EDWARD A. WHITE Secretary, CFO Canada	CFO of Braintech Inc., a reporting company in the U.S., formerly self-employed Chartered Accountant	1987	139,142
GEORGE HAJDUK Canada	Owner, George Hajduk Equipment, self-employed heavy equipment sales and service Company	1986	349,472
JAMES A. CURRIE Canada	Self-employed consulting geologist	June 24, 1999	nil
ERNEST E. STAGGS United States	Attorney At Law	Initial Appoimtment	nil

(1) includes direct and beneficial holdings

EXECUTIVE COMPENSATION

Interpretation

Form 41 of the *Securities Act* (British Columbia) defines "Executive Officer" to mean the Chairman and any Vice-Chairman of the board of directors of the Company, where the functions of the office are performed on a full-time basis, the President, any Vice-President in charge of a principal business unit such as sales, finance or production, and an officer of the Company or of a subsidiary who performs a policy-making function in respect of the Company, whether or not the officer is also a director of the Company or the subsidiary.

Summary Compensation Table

The number of current Executive Officers of the Company is two (2), namely, the President and CEO – Henry J. Sandri, and the Secretary and CFO – Edward A. White.

Set out below is a summary of the compensation paid to the Chief Executive Officer and all Executive Officers receiving total compensation in excess of $100,000 (collectively "Named Executive Officers") of the Company for the three most recently completed fiscal years is set out below:

					Long Term Compensation			
		Annual Compensation			Awards		Payouts	
Name and Principal Position and Country of Residence	***Fiscal Year***	***Salary($)***	***Bonus($)***	***Other Annual Compen-sation ($)***	***Securities Under Option/SARs Granted (#)***	***Restricted Shares or Restricted Share Units ($)***	***LTIP Payouts ($)***	***All Other Compen-sation ($)***
Henry J. Sandri, President, CEO USA	2001 2000 1999	nil nil nil	nil nil nil	nil nil nil	50,000	nil nil nil	nil nil nil	nil nil nil
Edward A. White, Secretary, CFO Canada	2001 2000 1999	$24,000(1) $24,000 $24,000	nil nil nil	nil nil nil	50,000	nil nil nil	nil nil nil	nil nil nil

(1) consisting of a management fee paid or accrued to Edward White

The Company does not provide any pension, retirement plan or other remuneration for its directors or officers that constitutes an expense to the Company, nor are there any plans or arrangements in respect of compensation received or that may be received by Executive Officers in the Company's most recently completed or current financial year to compensate such officers in the event of the termination of employment or a change in control of the Company.

Options and Stock Appreciation Rights (SARS)

The Company does not maintain a formal plan under which stock options are granted. Stock options are determined by the Company's directors and may only be granted in compliance with applicable laws and regulatory policy. The policies of the Canadian Venture Exchange (the "Exchange") limit the granting of stock options to directors, officers and employees of the Company and provide limits on the length, number and exercise price of such options.

The following table sets forth options granted to Named Executive Officers of the Company during the most recently completed financial year ended July 31, 2001:

Option/SAR Grants During the Most Recently Completed Financial Year

No options were granted during the most recently completed financial year. The following table indicated the options that are currently outstanding.

Name	Securities Under Options/SARs Granted(#)	% of Total Options/SARs Granted	Exercise or Base Price ($/ Security)	Market Value of Securities Underlying Options/SAR's on the Date of Grant ($/security)	Expiration Date
Henry J. Sandri	50,000	20%	$0.18	$0.18	Feb. 3, 2002
Edward A. White	50,000	20%	$0.18	$0.18	Feb. 3, 2002
George Hajduk	50,000	20%	$0.18	$0.18	Feb. 3, 2002
James B. Carruthers	50,000	20%	$0.18	$0.18	Feb. 3, 2002
James A. Currie	50,000	20%	$0.18	$0.18	Feb. 3, 2002

The following table sets forth details of all exercises of stock options or SARs during the most recently completed fiscal year by each of the Named Executive Officers and the fiscal year end value of unexercised options or SARs on an aggregated basis:

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired or Exercised	Aggregate Value Realized (1) ($)	Unexercised Options/SARs at July 31, 2001[1]	Value of Unexercised in-the-Money Options/SARs at July 31, 2001(2)
Henry J. Sandri President, CEO	nil	nil	50,000	nil
Edward A. White Secretary, CFO	nil	nil	50,000	nil

Note:

(1) "Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officer.

(2) This represents the closing price of the Company's shares on the Exchange (being $0.08) on the last day the shares traded on or before July 31, 2001.

Option and SAR Repricings

None of the options or SARs held by any Named Executive Officer have been repriced downward during the most recently completed financial year of the Company.

Directors, Officers and Employees

There was no compensation paid to directors in their capacity as such during the Company's most recently completed financial year. As of the date of this Information Circular, the Company has granted the following incentive stock options to directors, officers and employees of the Company:

Number Granted [(1)]	***Exercise Price per Share***	***Date of Grant***
250,000	$0.18 [(1)]	February 3, 2000

(1) Includes the number granted to Named Executive Officers previously disclosed

Compensation Committee and Report on Executive Compensation

The Company does not have a compensation committee of its board of directors and therefore its entire board comprised of Henry J. Sandri, Edward A. White, George Hajduk, James A.. Currie and James B. Carruthers are considered to be the Company's compensation committee. Of the members of the compensation committee, Henry J. Sandri serves as the Company's President and Chief Executive Officer and Edward A. White serves as the Company's Secretary and Chief Financial Officer.

The compensation of executive officers is composed primarily of two elements: namely a base salary and the allocation of incentive stock options. To date, the company has not paid any base salaries (other than the management fee referred to below), nor is there currently any intention by the compensation committee to do so. In establishing levels of remuneration and in granting stock options the compensation committee takes into consideration an individual's performance, level of expertise, responsibilities, length of service to the company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. The individual interested executive does not participate in review, discussions or decisions of the compensation committee regarding this remuneration.

The Company pay (or accrues) a management fee of $2,000 per month to Edward A. White in consideration for accounting and administration services.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Since the beginning of the last completed financial year there has been no indebtedness to the Company by any director, senior officer, proposed nominee for election as a director or associate of any such person.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the persons who were directors or officers of the Company at any time during the Company's last financial year, the proposed nominees for election to the board of directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company.

APPOINTMENT OF AUDITORS

The Company will move to re-appoint Rolfe Benson, Chartered Accountants, of Vancouver, British Columbia as Auditors of the Company, at a remuneration to be negotiated between the Auditors and the Directors.

AUDIT COMMITTEE

In accordance with the *Business Corporations Act* (Yukon Territory), the Company is required to have an audit committee comprised of three directors, two of whom are not officers or employees of the Company. The Company's current audit committee consists of:

Name	***Present Office***
Henry J. Sandri	President
George Hajduk	Director
James A. Currie	Director

OTHER MATTERS TO BE ACTED UPON

In addition to the appointment of Directors and Auditors and acceptance of Financial Statements the Meeting will be asked to consider the following items:

(a) Report to Shareholders

Acceptance of written report to the shareholders from the Board of Directors as supplemented at the Meeting by verbal comments by management officials present at the meeting.

(b) Stock Options

The policies of the Exchange provide for limits on the number of shares which may be optioned as incentive stock options to directors and employees of a listed company and its subsidiaries. These policies also limit the lowest exercise price and the longest term of the options. The policies require that shareholder approval be obtained for the amendment of existing options held by insiders. The term "insiders" includes generally the directors, senior officers, the five highest-paid employees and holders of more than 10% of the voting securities of a company.

The shareholders of the Company will be asked to give authority to the directors until the next annual general meeting to amend existing incentive stock options held by insiders to include any terms permitted by the Exchange. Consistent with this authority would be the amendment of options to provide for the largest number of shares at the lowest exercise price for the longest term permitted by the policies of the Exchange.

The Company will treat such authority as the approval, before the fact, required by the policies of the Exchange. Therefore, if the shareholder negate such authority, the directors will not proceed with the amendment of incentive stock options for insiders.

(c) Advance Shareholder Approval to Private Placements

The Company from time to time investigates opportunities to raise financing on advantageous terms. The Company may undertake one or more financings over the next year and expects that some may be structured as private placements. Under the policies of the Canadian Venture Exchange, shareholder approval by ordinary resolution at a general meeting is required if:

(i) the number of private placement shares to be issued to one placee, or to a group of placees who intend to vote their equity shares as a group, is equal to greater than 20% of the number of the Company's equity shares outstanding:

(aa) after giving effect to the issuance of the private placement shares; or

(bb) in the case of convertible securities, after including the equity shares which would be issued on conversion; or

(ii) issuance of the private placement shares or equity shares upon conversion may result in, or is part of a transaction involving a change in the effective control of the Company or the creation of a control block.

(the "Exchange Policy")

The application of the Exchange Policy may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities. In particular, management of the Company considers it to be in the best interest of the Company to solicit private placement funds for working capital and to finance operations.

Currently the Company's issued and outstanding share capital is 2,515,240 common shares. Management proposes that the maximum number of shares which either would be issued, or made subject to issuance, under one or more private placements in the twelve month period following approval of this resolution would not exceed 2,515,240 common shares or 100% of the current outstanding common shares of the Company. Such private placements may, or may not include directors or officers of the Company, and may materially affect control of the Company.

Any private placement undertaken by the Company in reliance upon the advance approval being sought at the meeting will be subject to, and completed in accordance with, the policies of the Exchange.

In anticipation that the Company may wish to enter into one or more private placements over the next twelve months that may result in it issuing and/or making issuable such number of its common shares which would exceed the Exchange Policy, the Company requests its shareholders to pass an ordinary Resolution as described above.

The Directors of the Company believe that the passing of this Resolution is in the best interests of the Company and recommends that shareholders vote in favour of the Resolution. In the event that the Resolution is not passed, the Exchange will not approve any private placement which exceeds the Exchange Policy, without specific shareholder approval. Such restriction could impede the Company's timely access to required funds on favourable terms.

(d) Other Business

Approval of such other business as may properly come before the meeting or any adjournment thereof.

Save for the matters referred to herein, management knows of no other matters intended to be brought before the Meeting. However, if any matters which are not now known to management shall properly come before the Meeting, the Proxy given pursuant to this solicitation by Management will be voted on such matters in accordance with the best judgment of the person voting the Proxy, in the event such discretionary authority is provided in the Proxy.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, B.C., this 1st day of February, 2002.

ON BEHALF OF THE BOARD

Edward White
Secretary and Chief Financial Officer

BRAVO RESOURCE PARTNERS LTD.
REPORT TO SHAREHOLDERS

To Our Shareholders:

The Company is engaged in the acquisition, exploration and development of mineral properties. The Company's activities to date have been financed by selling common shares from the Company's treasury to investors. The primary objective of the Company is to increase its assets, revenues and ultimately achieve profitability through the acquisition and/or participation in commercial ventures involving mining, oil, gas, technology and infra-structure development. The Company has been careful to ensure that it has expertise in all areas of the business activities contemplated, to ensure an efficient and effective implementation of the business objectives.

During the year ended July 31, 2000, the Company completed a private placement of convertible notes for a total sum of $195,750 (135,000 US$). A finder's fee of $19,774 (13,500 US$) was paid with respect to the private placement. The notes do not bear interest and are convertible into common shares in the capital of the Company at a price of $0.15 per share. Upon conversion of the notes, 1,305,000 common shares will be issued. The Company incurred expenses of $8,354 during the period ended October 31, 2001 compared to $14,325 during the period ended October 31, 2001. The major component of the decrease is a reduction in legal fees billed during the period.

The Company has approximately $3,600 in cash at January 15, 2002 and approximately $45,000 in accounts receivable. Liabilities total approximately $195,000 including $94,000 owed to directors and officers for services provided to the Company, for expenses incurred on behalf of the Company, and for cash advances made to the Company. The financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is in the exploration stage and additional costs for exploration and development must be incurred. The continuation of the Company as a going concern is therefore dependent on its ability to obtain additional financing for such exploration and development and the attainment of successful operations

The Company has not engaged in any investor relations activities.

Edward A. White
Secretary & Chief Financial Officer

Dated this 1st day of February, 2002.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ___X___ **Schedule A**

________ **Schedules B & C**

(place "X" in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER BRAVO RESOURCE PARTNERS LTD.

ISSUER'S ADDRESS Suite 416 – 5 K de K Court

New Westminster, B.C. V3M 6B6

ISSUER TELEPHONE NUMBER (604) 522-7793

CONTACT PERSON Mr. Edward A. White

CONTACT'S POSITION Secretary/Treasurer

CONTACT TELEPHONE NUMBER (604) 522-7793

CONTACT E-MAIL eawhite@telus.net

WEB SITE ADDRESS n/a

FOR QUARTER ENDED July 31, 2001

DATE OF REPORT December 31, 2001

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACH AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO A SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"GEORGE HAJDUK"	01/12/31
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**
"EDWARD WHITE"	01/12/31
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**

BRAVO RESOURCE PARTNERS LTD.

SCHEDULE A

CONSOLIDATED
FINANCIAL STATEMENTS

31 JULY 2001

BRAVO RESOURCE PARTNERS LTD.
Consolidated Financial Statements
For the Year Ended 31 July 2001

Contents

AUDITORS' REPORT

To the Shareholders,
Bravo Resource Partners Ltd.

We have audited the consolidated balance sheets of Bravo Resource Partners Ltd. as at 31 July 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for each of the years in the two-year period ended 31 July 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at 31 July 2001 and 2000 and the results of its operations and its cash flows for each of the years in the two-year period ended 31 July 2001 in accordance with Canadian generally accepted accounting principles.

"ROLFE, BENSON"

CHARTERED ACCOUNTANTS

Vancouver, Canada
12 December 2001

BRAVO RESOURCE PARTNERS LTD.
Consolidated Balance Sheet
31 July 2001

	2001	2000
Assets		
Current		
Cash	**$2,558**	$2,744
Accounts receivable	**44,397**	41,273
	46,955	44,017
Mineral properties - Schedule (Note 2)	**-**	622,097
	$46,955	$666,114
Liabilities		
Current		
Accounts payable	**$49,464**	$40,249
Promissory notes (Note 3)	**48,713**	-
	98,177	40,249
Loans payable	**82,537**	58,936
	180,714	99,185
Shareholders' Equity (Deficiency)		
Convertible debt (Note 4(g))	**195,750**	195,750
Share capital (Note 4)		
Authorized		
100,000,000 common shares without par value		
100,000,000 preferred shares		
Issued		
2,515,240 common shares (2000 - 2,515,240 shares)	**2,537,129**	2,537,129
	2,732,879	2,732,879
Deficit	**(2,866,638)**	(2,165,950)
	(133,759)	566,929
	$46,955	$666,114

APPROVED BY THE DIRECTORS:

......."Edward White".................................Director

......."George Hajduk"................................Director

BRAVO RESOURCE PARTNERS LTD.
Consolidated Statement of Loss and Deficit
For the Year Ended 31 July 2001

	2001	2000
Revenue		
Royalty income	$ -	$ -
Interest income	-	-
	-	-
Expenses		
Office, rent and secretarial	13,780	21,629
Investor relations and entertainment	629	720
Professional fees	63,593	68,370
Travel and accommodation	588	1,498
Administration and consulting fees	-	34,420
	78,590	126,637
Loss from operations	78,590	126,637
Other (income) expense		
Foreign exchange gain	-	(1,371)
Write-off of capital asset	-	3,750
	-	2,379
Net loss for the year	78,590	129,016
Deficit - beginning of year	2,165,950	2,036,934
Write-down of Mineral Properties (Note 1(c))	622,098	-
	2,788,048	2,036,934
Deficit - end of year	$2,866,638	$2,165,950

The accompanying notes are an integral part of these financial statements

BRAVO RESOURCE PARTNERS LTD.
Consolidated Statement of Cash Flows
For the Year Ended 31 July 2001

	2001	2000
Cash provided by (used in):		
Operating activities		
Net (loss) for the year	$(78,590)	$(129,016)
Items not involving cash		
Write-off of capital assets	-	3,750
Amortization	-	938
	(78,590)	(124,328)
Changes in non-cash working capital balances		
Accounts receivable	(3,124)	(40,045)
Accounts payable	9,215	17,327
Promissory notes payable	48,713	(77,015)
	(23,786)	(224,061)
Financing activities		
Convertible debt	-	195,750
Loans payable	23,600	25,124
	23,600	220,874
Increase (decrease) in cash	(186)	(3,187)
Cash position - beginning of year	2,744	5,931
Cash position - end of year	$2,558	$2,744
Represented by:		
Cash	$2,558	$2,744

The accompanying notes are an integral part of these financial statements

1. Accounting Policies

The following is a summary of the company's significant accounting policies:

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries; Minera Oro Bravo S.A., a company incorporated in Costa Rica, and Minera Oro Bravo Mexico, S.A. de C.V., a company incorporated in Mexico.

(b) Basis of Presentation

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the company has accumulated a total net loss of $2,866,638 up to the year ended 31 July 2001. This factor, among others, indicates that the company may be unable to continue as a going concern. The company is in the exploration stage and additional costs for exploration and development must be incurred. The continuation of the company as a going concern is therefore dependent on its ability to obtain additional financing for such exploration and development and the attainment of successful operations.

(c) Mineral Properties/Accounting Policy Change

Until 31 July 2000, the company followed the accounting principle of deferring all expenses relating to exploration and development of mineral properties, excluding administration expenses, until such time as the properties are put into commercial production, are sold or abandoned. As at 31 July 2000, the company adopted the CICA Accounting Guideline AcG-11 - Enterprises in the Development Stage, which is effective for fiscal period beginning after 1 April 2000. AcG-11 removes the exemption for exploration and development cost for enterprises in the development stage resulting in accounting for these costs in the same way an enterprise in the operating stage does. Management reviewed all outstanding balances, on a project by project basis, and has determined that the unamortized balance of such costs exceeds the expected amount of recovery through future related revenues and therefore all balances should be written off. In accordance with AcG-11, the write-off is being treated as a change in accounting policy and is being applied retroactively without restatement of the financial statements of prior period. Accordingly, the company has adjusted the opening balance of deficit for the fiscal period beginning 31 July 2001.

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

2. **Mineral Properties**

(a) Last Chance and Fontenoy Claims

The Last Chance and Fontenoy Mineral Claims are Crown grants located in the Greenwood Mining Division, British Columbia.

(b) Mamu/Bravo Claims

The Mamu Claims are located in the Watson Lake Mining District, Yukon. An option to purchase these twenty-four mineral claims was entered into in November 1994. The option agreement required a down payment of $10,000, 200,000 common shares of the Company, and a work program of $400,000. The vendor is entitled to receive a 1% net smelter return from production of the claims. To date, 200,000 common shares have been issued in compliance with this agreement at prices of $0.50 and $0.11 per share.

A finder's fee of 91,500 common shares of the company at prices of $0.50 and $0.11 has been paid in conjunction with the acquisition of the Mamu claims.

The Bravo Claims are located adjacent to the Mamu Claims and consist of 20 mineral claims which were staked during March 1995 and registered in the name of Oro Bravo Resources Ltd.

In February 1996, the company staked an additional 108 claims immediately surrounding the Mamu/Bravo claims. The cost of the staking was $23,730. In February 1997, the Company staked an additional 12 claims to consolidate the Mat claims and the Mamu/Bravo claims into one contiguous claim block. In August 1997 the company staked an additional 18 claims contiguous to the Mamu/Bravo claim block in order to facilitate the construction of an access road. These 18 additional claims were not renewed and the claims expired on 21 August 1998. The company's Mamu/Bravo/Mat holdings now consist of 193 quartz claims comprising approximately 3,850 hectares in the area know as The Pelly Mountain Massive Sulphide District.

(c) Mat and Bid Claims

The Mat and Bid Claims are located in the Watson Lake Mining District,Yukon. The property consists of 40 mineral claims (Mat; 28 claims, Bid; 12 claims) which were purchased for consideration of $5,965 and 50,000 common shares of Oro Bravo Resources Ltd., at a price of $0.65 per share. The vendor is entitled to receive a 1% net smelter return. The company has the right to purchase the Net Smelter Return for $500,000 per claim block, subject to Vancouver Stock Exchange Approval. A finder' fee of 5,000 common shares of the company has been paid regarding the Mat and Bid Claims acquisition. The shares were issued at a price of $0.65 per share. The Mat claims have been consolidated with the Mamu/Bravo claims (see3(b) above).

3. Promissory Notes

The promissory notes are payable on demand with interest at 8% per annum.

4. Share Capital

(a) Reorganization

Effective 21 January 2000, the company completed a reorganization which consisted of a share consolidation (three old for one new), an increase in the authorized common shares to 100,000,000, the creation of 100,000,000 preferred shares, the change of name to Bravo Resource Partners Ltd., and continuation of the company under the Business Corporation Act (Yukon Territory).

(b) Authorized Share Capital

100,000,000 common shares without par value
100,000,000 preferred shares

(c) Share Capital Issued

No shares were issued during the year.

Issued: 2,515,240 new common shares (2000 - 2,515,240 new shares).

(d) Escrow Shares

The issued old share capital originally included 515,626 escrow common shares. These shares may not be traded or released without the consent of the regulatory authorities. Effective 7 April 1998, 126,670 shares were released from escrow and 87,615 shares were cancelled. Effective 19 March 1999, 50,103 shares were released from escrow leaving a balance in escrow of 251,238 old shares (83,746 new shares). As a condition of the escrow agreement, any shares not released by 27 March 2000 will be subject to cancellation. Therefore, these shares are now subject to cancellation.

4. Share Capital - Continued

(e) Share Purchase Options

In February 2000, the company granted 250,000 options to directors at an exercise price of $0.18 each. Those options are exercisable until 3 February 2002.

(f) Share Purchase Warrants

In connection with a private placement, 366,666 new (1,100,000 old) share purchase warrants were issued on 23 June 1998 entitling the holder to acquire 1 new common share of the company at a price of $0.60 per share until 25 June 2000. These warrants expired without being exercised.

(g) Convertible Notes

On 13 December 1999, the company completed a private placement of convertible notes to repay outstanding promissory notes totalling $195,750 ($135,000 US$). The notes do not bear interest and are convertible into post-consolidation (new) common shares in the capital of the company at a price of $0.15 per share. Upon conversion of the notes, 1,305,000 new common shares will be issued. A finder's fee of $19,774 was paid in relation to this private placement.

5. Related Party Transactions

During the period there were the following related party transactions:

(a) No management fees (2000 - $Nil) were paid or accrued to the President of the company.

(b) Administration fees in the amount of $24,000 (2000 - $24,000) were paid or accrued to a director of the company.

(c) During the year, no shares were issued to related parties (2000- Nil).

6. Income Taxes

At 31 July 2001, non-capital losses carried forward for income tax purposes aggregating $1,152,198 are available for the reduction of future years' taxable income. These losses expire as follows:

2002	$117,243
2003	230,313
2004	272,568
2005	171,016
2006	158,815
2007	123,968
2008	78,275
	$1,152,198

7. Loss Per Share

	2001	2000
Basic loss per new share	$0.03	$0.05

The basic loss per share is calculated using the weighted average of the number of shares outstanding during the year.

BRAVO RE

	Last Chance and Fontenoy Claims	Mamu/Bravo Claims	Mat and Bid Claims
	$	$	$
Acquisition costs			
Balance - 31 July 2000	29,000	151,154	47,17
Current year's additions	-	-	
Write-down of claims	(29,000)	(151,154)	(47,17
Claims abandoned	-	-	
Balance - 31 July 2001	-	-	
Capitalized Exploration and Development			
Balance - 31 July 2000	-	359,535	
Current year' additions			
Write-down of claims	-	(359,535)	
Claims abandoned	-	-	
	-	-	
Balance - 31 July 2001	-	-	

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ________ **Schedule A**

____x____ **Schedules B & C**
(place "X" in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER BRAVO RESOURCE PARTNERS LTD.

ISSUER'S ADDRESS Suite 416 – 5 K de K Court

New Westminster, B.C. V3M 6B6

ISSUER TELEPHONE NUMBER (604) 522-7793

CONTACT PERSON Mr. Edward A. White

CONTACT'S POSITION Secretary/Treasurer

CONTACT TELEPHONE NUMBER (604) 522-7793

CONTACT EMAIL ADDRESS eawhite@telus.net

WEB SITE ADDRESS n/a

FOR QUARTER ENDED July 31, 2001

DATE OF REPORT December 31, 2001

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"GEORGE HAJDUK"	01/12/31
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**
"EDWARD WHITE"	01/12/31
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**

BRAVO RESOURCE PARTNERS LTD.

SCHEDULE B - SUPPLEMENTARY INFORMATION

Supplementary Information Not Included In Schedule A

1. (a) Analysis of Expenses and deferred cost
   See Statement of Loss and Deficit.

2. Related party transactions.
   See Note 5

3. (a) Securities issued during the period.
   See Note 4

   (b) Options granted during the year.
   See Note 4

4. (a) Authorized share capital as at July 31, 2001.
   See Note 4

   (b) Issued and outstanding shares as at July 31, 2001.
   See Note 4

   (c) Options, warrants and convertible securities outstanding as at July 31, 2001.
   See Note 4

   (c) Shares in escrow as at July 31, 2001.
   See Note 4

   (d) List of directors as at July 31, 2001.
   George Hajduk
   Edward White
   Henry Sandri
   James Carruthers
   James Currie

BRAVO RESOURCE PARTNERS LTD.

SCHEDULE C – MANAGEMENT DISCUSSION

The Company is engaged in the acquisition, exploration and development of mineral properties. The Company's activities to date have been financed by selling common shares from the Company's treasury to investors. The primary objective of the Company is to increase its assets, revenues and ultimately achieve profitability through the acquisition and/or participation in commercial ventures involving mining, oil, gas, technology and infra-structure development. The Company has been careful to ensure that it has expertise in all areas of the business activities contemplated, to ensure an efficient and effective implementation of the business objectives.

During the year ended July 31, 2000, the Company completed a private placement of convertible notes for a total sum of $195,750 (135,000 US$). A finder's fee of $19,774 (13,500 US$) was paid with respect to the private placement. The notes do not bear interest and are convertible into common shares in the capital of the Company at a price of $0.15 per share. Upon conversion of the notes, 1,305,000 common shares will be issued. The Company incurred expenses of $78,590 during the year ended July 31, 2001 compared to $126,637 during the year ended July 31, 2000. The major components of the decrease are as follows: During the year ended July 31, 2000, the Company incurred consulting fees of $14,647 (10,000US$) payable to Raccoon Finance LLC ("Raccoon") in accordance with the Investment Banking Agreement entered into between the Company and Raccoon. . Regulatory filing fees decreased from $4,250 to $2,550, office expenses decreased from $10,190 to $4,941.

The Company has approximately $4,000 in cash at December 31, 2001 and approximately $45,000 in accounts receivable. Liabilities total approximately $190,000 including $89,000 owed to directors and officers for services provided to the Company, for expenses incurred on behalf of the Company, and for cash advances made to the Company. The financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is in the exploration stage and additional costs for exploration and development must be incurred. The continuation of the Company as a going concern is therefore dependent on its ability to obtain additional financing for such exploration and development and the attainment of successful operations

On Behalf Of The Board Of Directors

"Edward A. White"

Per: Edward A. White, C.A.
Secretary/Treasurer

PROXY

BRAVO RESOURCE PARTNERS LTD.

(SOLICITED BY MANAGEMENT OF COMPANY)

I, __________________, of __________________, being a member of Bravo Resource Partners Ltd. hereby appoint George Hajduk or failing him Edward A. White or failing him __________________, as my Proxy, to attend and vote for me and on my behalf at the Annual General Meeting of the shareholders of the Company, to be held on Tuesday, March 12, 2002, at 10:00 a.m. local time, and any adjournments thereof.

SIGNED this ______ day of ______________________, 2002.

NOTE: If Corporation, impress with the Corporate Seal

____
(Signature)

PROXY INSTRUCTIONS

I hereby direct my Proxy to vote with respect to the matters referred to in the Notice of Meeting as follows:

		FOR	AGAINST
1.	Receiving and considering the Report to Shareholders from Board of Directors	☐	☐
2.	Receiving and considering the Financial Statements of the Company and the Auditor's Report thereon	☐	☐
3.	Election as Directors of Nominees named in Information Circular:	FOR	WITHHOLD
	Edward A. White	☐	☐
	George Hajduk	☐	☐
	James A. Currie	☐	☐
	Ernest E. Staggs	☐	☐

		FOR	AGAINST
4.	Approval of motion to reappoint Rolfe Benson, Chartered Accountants as Auditors of the Company	☐	☐
5.	Authority to amend existing stock options	☐	☐
6.	Authority to complete private placements	☐	☐
7.	Transacting such other business as may properly come before the Meeting or any adjournment thereof	☐	☐

A PROXY WILL NOT BE VALID UNLESS THE FORM OF PROXY IS RECEIVED BY PACIFIC CORPORATE TRUST COMPANY, 625 HOWE STREET, 10TH FLOOR, VANCOUVER, B.C., V6C 3B8, NOT LESS THAN 48 HOURS (EXCLUSIVE OF SATURDAYS AND HOLIDAYS) BEFORE THE MEETING WHICH THE PERSON NAMED THEREIN PURPORTS TO VOTE IN RESPECT THEREOF.

IN LIEU OF SPECIFIC INSTRUCTIONS GIVEN ABOVE, I HEREBY CONFER DISCRETIONARY AUTHORITY ON MY PROXY TO VOTE MY SHARES IN HIS DISCRETION, ON THE ABOVE MATTERS.

I can also confer a discretionary authority on my Proxy to vote my shares in his discretion on any other matters which come before the Meeting or any adjournment (strike out this sentence if discretionary authority withheld).

SUPPLEMENTAL MAILING LIST RETURN CARD

TO: BRAVO RESOURCE PARTNERS LTD.
CUSIP # 105668 107

The undersigned certifies that he is the owner of securities (other than debt instruments) of Bravo Resource Partners Ltd. (the "Corporation") and requests that he/she be placed on the Corporation's Supplemental Mailing List in respect of its interim financial statements.

DATE:

____
Signature

____
Name - please print

____
Address

____
Name and title of person signing if different from name above

Note:

If you wish to be included in the Corporation's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to Pacific Corporate Trust Company, 625 Howe Street, 10th Floor, Vancouver, B.C., V6C 3B8.

US SECURITIES & EXCHANGE COMMISSION
INT'L CORP FIN*450-5TH ST NW
WASHINGTON DC USA USA
20549

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